Filed by PartnerRe Ltd.
pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: AXIS Capital Holdings Limited
Commission File No.: 001-31721

Raw Transcript

04-May-2015
PartnerRe Ltd. (PRE)
PartnerRe Ltd And AXIS Capital Holdings Limited Merger Call

Total Pages: 19
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PartnerRe Ltd. (PRE)	Raw Transcript
PartnerRe Ltd And AXIS Capital Holdings Limited Merger Call	04-May-2015

MANAGEMENT DISCUSSION SECTION

Operator: Before we begin the call I'd like to remind all participants that they are in a listen-only mode. [Operator Instructions] If you haven't received a copy of the press release, it is posted on the company's website at www.partnerre.com, or you can call 212-687-8080, and one will be faxed to you right away.

I'll now hand the call over to Robin Sidders, Director of Investor Relations at PartnerRe, who will begin the call. Please go ahead.

Robin Sidders

In this morning's press release we have posted an Investor Presentation for this call on our website at partnerre.com in the Investor Relations section on the presentations through webcast page.

On today 's call are Jean-Paul Montupet, Chairman of the Board of Directors of PartnerRe and David Zwiener, Interim CEO of PartnerRe, Bill Babcock, Executive Vice President and CFO of PartnerRe will also be on today's call for the question-and-answer session at the conclusion of the prepared remarks.

Before I hand the call ov er to Jean-Paul I'm required to read some – read to you some cautionary language so I'll address that first. Certain statements during this call maybe forward-looking statements within the meaning of the U.S. Federal Securities Laws.

These forward-looking statements which are subject to risks, uncertainties and assumptions about PartnerRe and AXIS may include projections of their respective future financial performance, their respective anticipated growth strategies and anticipated trends in their respective businesses. These statements are only predictions based on current expectations and projections about future events.

There are important factors that could cause actual results, level of activity, performance or achievements to differ materially from the results, level of activity performance or achievements expressed or implied by the forward-looking statements including the risk factors set forth in PartnerRe's and AXIS's most recent reports on Form 10 - K, Form 10 -Q and other documents file with the SEC and the following factors.

Failure to obtain the approval of shareholders of PartnerRe and AXIS in connection with their proposed transactions, the failure to consummate or delay and consummating the proposed transactions for other reasons, the timing to consummate the proposed transactions, the risks that are conditioned to closing at a proposed transaction may not be satisfied, the risks at a regulatory approval that may be required for the proposed transaction is delayed, is not obtained or is obtained subject to conditions that are not anticipated, AXIS's or PartnerRe's ability to achieve the synergies and v alue creation contemplated by the proposed transaction. The ability of either PartnerRe or AXIS to affectively integrate their businesses and the div ersion of management time on transaction related issues.

PartnerRe's forward-looking statements are based on assumptions that PartnerRe believes to be reasonable but that may not prove to be accurate. PartnerRe cannot guarantee future results, level of activity, performance or achiev ements. Moreover, PartnerRe does not assume responsibility for the accuracy and completeness of any of these forward-looking statements. PartnerRe assumes no obligation to update or revise any forward -looking statements as a result of new information, future events or otherwise, except as may be required by law.

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PartnerRe Ltd. (PRE)	Raw Transcript
PartnerRe Ltd And AXIS Capital Holdings Limited Merger Call	04-May-2015

With that, I'll hand the call ov er to Jean-Paul.

Jean-Paul L. Montupet

Thank you very much, Robin. Good morning and thank you all for joining us today for this important announcement. This morning we announced that the PartnerRe Board has rejected the EXOR proposal, we also announced that we have reached agreement on enhanced merger terms with AXIS.

So Dave and I would like to take some time now to provide you with our rationale for this decision and background on these enhanced terms.

Looking outside to as you know we received a source proposal for $130 per ordinary common share on April 14. In accordance with our fiduciary duty to do what is best in the interest of the company and the shareholders, we initiated a v ery careful and thorough review of the offer recognizing the proposal deserve cancel consideration. In order to explore that a proposals, we obtained the waiver from access and was to engage in discussion with advisors.

As an initial matter I requested and in person meeting wit h that damn to explore the terms of the offer and to the extent to which EXOR was prepared to negotiate. As we serve in Japan and could not initially meet in person with sev eral conversations during which he made it absolutely no each time and more desire to change its price.

Despite the lack of willingness to negotiate on price, we felt that it was critical important to fully explore the other terms of the offer so that our board did make informed decision on the merits of the offer before we turn on to o ur discussion of price. That said, over the course of that week my fav orite transaction committee members and I along with our legal and financial adv isors and members of our senior management team engaged extensively with its EXOR adv isers both in person and on many conference calls.

I would like to giv e you some of the details of that process. We spend extended periods discussing and analyzing key parts of the proposal. We requested and obtained take copies of EXORs financing commission papers and rev iewed them closely with our advisors and provided feedback and further questions to EXORs adv isors. We discussed the scope of their proposed confirmatory due diligence process including the expected duration of due diligence and now we can meet their needs at the most expeditious manner possible including preparing the [indiscernible] .

Our regulatory team and advisers spent time in gauging with their regulatory counsel to better understand their preparedness approach and anticipated timing with respect to re gulatory approvals. We discussed our key issues on terms of their proposed amalgamation agreement with our advisors and that our request our advisors provided some feedback on these issues to advisors to better understand critical aspects such as the protection and there vision as to how our transaction would be in the future [indiscernible] .

We sought to better understand EXORs v ision for our company and its employees and its proposal with respect to the future management of the company. We explored the extent to which EXOR had giv en up its plans for the company's capital structure and future leverage in order to understand the impact that their proposal might hav e on our future business and financial strengthen rating as well as their plans to achieve ag ency objectives that the EXOR lev el.

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PartnerRe Ltd. (PRE)	Raw Transcript
PartnerRe Ltd And AXIS Capital Holdings Limited Merger Call	04-May-2015

Following these meetings, I had an in person meeting with Mr. Ed Camp in which I prov ided detailed feedback on why we as a board felt that the EXOR proposal significantly undervalued the company. Respecting the analysi s we, we set out on our petition today. Despite all this, Mr. Al [ph] made it v ery clear that the offer was affirm and final offer and that there was no room for mov ement on price even, even if EXOR was giv en the opportunity to conduct confirmatory due diligence.

By the end of this discussion, we felt that as a board, we had informed ourselves v ery well on the terms and scope of the EXOR proposal and critically we understood that EXOR was not prepared to negotiate on price, and therefore, we concluded that the offer is significantly undervalued the company, and that there was no prospect of the offer being improved and, therefore, coupled with the enhancement in the terms of the AXIS deal there was nothing to be gained from engaging further. We approach this process without bias and committed to taking the time to do a thorough evaluation of all aspects of the proposal.

Now looking at slide three, in determining that the EXOR bid significantly undervalued the company, the Board considered that EXOR's proposal does not recognize the franchise value and reflects an insufficient and fault premium particularly compared to other recent transactions.

It doesn't recognize projected tangible book v alue growth. Due to necessary regulatory approval we expect the transaction would not close before the end of the y ear. By that time, we anticipate book v alue will grow significantly, particularly in light of the increase in book v alue just in the first quarter.

The offer doesn't fully recognize the strength of PartnerRe's balance sheet and reserves and it constitutes a full exit at a low ev aluation level with no upside. The structure of EXOR's proposal represents only 1 .04 times projected tangible book v alue per share at the end of 2015.

The EXOR proposal, therefore, is clearly not adequately compensating partner or a shareholders when considered on a standalone basis and ev en less so, when compared to the upside potential offer by of the merger with AXIS.

Now, looking at slide four, we also continue to firmly believe th at the strategic benefits we discussed when we originally announced the transaction with AXIS, we'll contribute to the future prospect for the combined company and further enhanced value.

The merger with AXIS is the result of a deliberate process to respond to changing industry dy namics. It was a strategic decision to get into the primary insurance business without paying an otherwise dilutive acquisition premium and to participate in the consolidation of the Bermuda reinsurance industry.

Now I would like to take a few minutes to rev iew the key terms of the agreements, including the update announced today. The revised agreement is the result of an additional analysis and discussion with AXIS, after which both companies agreed that enhance merger terms would make our combination with AXIS ev en more compelling. The transaction remains an old stock merger of EXOR with shares in PartnerRe and AXIS to convert to new shares of the amalgamated company at the fixed ratio.

As per the rev ised agreement there will no w be a special div idend of $11.50 per share of PartnerRe common stock paid in connection with the closing of the transaction. The one -time special div idend, we will return meaningful capital to PartnerRe shareholders while maintaining a strong balance shee t with more than adequate reserves.

It doesn't change our plans to resume share repurchase activities immediately following the closing.

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PartnerRe Ltd. (PRE)	Raw Transcript
PartnerRe Ltd And AXIS Capital Holdings Limited Merger Call	04-May-2015

As previously announced, the amalgamated company will hav e pro forma market cap of $11.3 billion. The Board of Directors with 14 members, split evenly between PartnerRe and AXIS and a management that will reflect a similar balance.

The rev ised amalgamation agreement is still subject to the same regulatory and shareholder approvals as previously announced, but we do not have to stop over. In fact, our regulatory approval process is well advanced and we have been on-track to close in the third quarter of this year.

Now, looking at slide five, this enhanced merger of [indiscernible] with AXIS is a tremendous opportunity to drive value creation for PartnerRe shareholders. First by accelerating the execution of PartnerRe's long -term strategic plan, creating a powerhouse in specialty insurance and reinsurance.

It allows us to enter the primary insurance sector with an established global leader to create the top five global reinsurance franchise and it also makes PartnerRe a significant player in life and accident and health.

The value proposition for PartnerRe shareholders for the combined amalgamated entity briefly exceeds PartnerRe's standalone intrinsic value. We'll be able to capture the value of operating and capital synergies and we will hav e access to near-term liquidity through preclosing dividends announced this morning.

These enhanced terms for the combination with AXIS follow a comprehensive strategic review that considered a range of alternatives making the amalgamation with AXIS even more compelling to PartnerRe shareholders than both the previous agreement and EXOR's proposal.

Moving to slide six, I would now like to turn the call over to Dave to reiterate some of those benefits.

David K. Zwiener

Thank you, Jean-Paul, and thank you everyone for joining us today. As Jean-Paul mentioned, I'll pick it up on slide six . And as he stated, we firmly believe that our combination with AXIS is in the best interest of all of our constituents and will create significantly greater value than the $130 per share provided for in EXOR's proposal.

The combination with AXIS allows PartnerRe to accelerate the execution of our stated objectives and positions our combined entity in a way that an acquisition by EXOR simply cannot do. As such the upside of combining with AXIS is significant.

Strategically for PartnerRe, joining with AXIS gives us a low risk entry into the primary insurance and life market. Combining PartnerRe and AXIS will also create one of the world's preeminent specialty insurance and reinsurance companies with a top five market position among reinsurers and a leading position among broker - based reinsurers.

We'll have a significant insurance platform with compelling growth prospects across a diversified area of product lines as well as a strong and growing life, accident and health franchise.

The size, scale, and breath we gain from combining with AXIS positions our company much better to compete in today 's current market. From a financial standpoint, the combined company will have one of the strongest balance sheets in the industry with the potential to achieve significant capital synergies that will ge nerate further flexibility to support growth and capital management initiatives.

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PartnerRe Ltd. (PRE)	Raw Transcript
PartnerRe Ltd And AXIS Capital Holdings Limited Merger Call	04-May-2015

We will have cash and investments of $33 billion, shareholders' equity of nearly $13 million, total capitalization of over $14 billion, and a very manageable financial leverage of 22.4%, including perpetual preferred stocks and senior debt.

Further, the transaction is expected to provide PartnerRe shareholders with a 20% increase in EPS by 2017 and approximately 300 basis points of ROE enhancement. The intrinsic value of the combined entity is well above the $130 per share proposed by EXOR as PartnerRe shareholders will received the previously discussed special dividend in addition to the opportunity to participate in the significant upside of the amalgamated company. The structure of the transaction provides the potential for shareholders to ultimately realize the control premium. Additionally, the Merger of Equals yields the balance governance structure that will help successfully guide the combined entity.

Turning to slide seven, the highly compelling strategic rationale we laid out for you in January still applies to our enhanced agreement. Our combination with AXIS will create a reinsurance powerhouse with approximately $13 billion in combined shareholders equity. The enhanced terms with AXIS we announced today make the amalgamation even more compelling to PartnerRe shareholders.

The bottom line is that the merger with AXIS provides the opportunity for superior value creation. For all these reasons we believe our Board has made a prudent decision to decline EXOR's proposal and to continue on our path towards combining with AXIS. The ultimate benefits to shareholders are significant and far outweigh EXOR's proposal.

Now, Jean-Paul, Bill Babcock and I will be happy to take your questions. Thank you .

QUESTION AND ANSWER SECTION

Operator: Thank you . [Operator Instructions] We'll go first to Amit Kumar with Macquarie

Amit Kumar	Q

Thanks. Thanks and good morning and thanks for the call. The first question I have is, if you can help us understand, if I look at EXOR statement and if I look at your statement, EXOR is saying that you cease to engage and allow them due diligence. You are saying they did due diligence. Can you just clarify did they do due diligence or did that never happened. Did they not have access to the data room or somewhere down the road the discussion broke down. I'm somewhat confused.

A

No, there was – we didn't get to the stage where we could have allowed them to do due diligence. We – as I indicated, we had a waiver to our agreement with AXIS. That allowed us to engage with EXOR to fully understands every aspect of their offer which could have led our board to decide whether or not it could lead to a superior proposal at which stage if we had come to that determination we would have been able then to allow them to do due diligence.

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PartnerRe Ltd. (PRE)	Raw Transcript
PartnerRe Ltd And AXIS Capital Holdings Limited Merger Call	04-May-2015

So the reference to due diligence that I made was, what was discussed was their requirements, what they would want to see as part of the due diligence process, but the process itself was not started and it was not started because, since we couldn't agree on the price, there was no point getting to that next phase of the process.

Amit Kumar	Q

Okay . That's interesting. Okay . The other question is, there have been meani ngful discussions and you 'v e got a lot of questions regarding the alignment of the Board of Directors with the PartnerRe shareholders and any conflict. So, can you talk about that and what would you say to PartnerRe shareholders on that? Is the AXIS offer still a fair offer or let may just talk about that discussion which seems to be ev olving everyday regarding the alignment of interest? Thanks.

Jean-Paul Montupet	A

Well, the responsibility of the PartnerRe Board is v ery clear and it is to dev elop and show the implementation for strategy that is in the best of interest of the company and its shareholders. And that's what we hav e been doing.

And as a result of that work, we concluded in January that the right course of action for the company was to embark into the merger with AXIS that we hav e described. And then of course, when other offers or opportunities arriv e, it's the duty of the Board to rev iew them, to evaluate them and to provide their views to the shareholders as to what the recommended course of action is.

So, that's why we were actively working on the merger with AXIS for all the reasons that we have explained. When the EXOR offer came in, we took a v ery significant amount of time to engage with EXOR to fully explore their offer and to come to a determination as to whether it was something that should -- could benefit our shareholders and should be pursued further. And our conclusion was because of the price that they were offering and which they clearly told us was not likely to change, we c oncluded that the merger with AXIS continued to offer much better prospects for our shareholders.

Amit Kumar	Q

And when is the -- one and then I'll stop here. When is the date when the shareholders can vote on the deal?

Jean-Paul L. Montupet

That date is not fixed y et. It will soon be established, but it has not been established yet.

A

Amit Kumar	Q

Okay . I'll stop here. Thanks for the answers.

Operator: We'll mov e next to Sachin Shah with Albert Fried.

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PartnerRe Ltd. (PRE)	Raw Transcript
PartnerRe Ltd And AXIS Capital Holdings Limited Merger Call	04-May-2015

Sachin Shah	Q

Hi, good morning. Just to clarify, you do not provide or that were not allowed to do due diligence because they didn't meet the criteria with superior offer and they didn't indicate that they were going to pay more or offer more than $130 in cash?

Jean-Paul L. Montupet	A

Yes, again, we explored many aspects of the offer, but in the end, came back to the prices. And as there was no indication of any willingness to negotiate with regards to the price which can we continue to consider to be too low. There was clearly no reason to spend any more time than to engage any further.

And for us to open our books, we would have to be confident that indeed we could, for our shareholders, obtain a price for the company that would be acceptable which was not the case.

Sachin Shah	Q

So, they essentially said that even if we had access to the books that they would not be willing to increase that offer? Is that what was indicated from them?

Jean-Paul L. Montupet	A

That's clearly what we understood from what they told us, yes

Sachin Shah	Q

Okay . Thank you.

Operator: We'll mov e next to Charles Sadowski with BMO Capital Markets.

Charles Sadowski	Q

Good morning. Thank you . I guess the first question I hav e is regarding this price relative to the initial price you'd stuck with AXIS. It seems that the new deal with the $11.5 special dividend is the result of a somewhat of a process due to EXOR's bid, but you r first agreement with AXIS at $112 I guess, I'm confused on what changed with the company and the board on you r recognition of the value of PartnerRe shares to make the change?

A

We don't look at it that way . you 're trying to compare two very, very different propositions. We nev er put the company up for sale, we engaged into a merger with AXIS which was not based on a price of the PartnerRe share or the AXIS share.

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PartnerRe Ltd. (PRE)	Raw Transcript
PartnerRe Ltd And AXIS Capital Holdings Limited Merger Call	04-May-2015

It was based on a stock for stock transaction which was basically reflecting v ery closely the tangible value of both companies at the time of the agreement which was also at the time reflected by the respective stock prices of the company.

And so the exchange was based on the – basically the market price at the time. So we're not looking at it translating the AXIS share price into the PartnerRe share price. We're looking at it in terms of on the one hand cash offer and on the other hand a plan to put two companies together in order to create more value for our shareholders.

The other ways of looking at this when you look at the merger of this nature you tend to look more at future value creation which can realize that in a lot of way s and we hav e provided enough information in our S-4 for you to be able to run you r calculation that will show you that the prospective value for the PartnerRe shareholders resulting from the merger as well in excess of what EXOR has been offering.

Charles Sadowski	Q

Yes, but my question is in – I guess in regard to what EXOR is offering, its just that the EXOR offer seems to hav e caused you to issue this special dividend because when the first deal was announced, it was represent ed that $112 of value was fair value for PartnerRe shareholders but now incorporating the special dividend it's 125 is fair value and on that same logic wouldn't it go to be that a full on process of potential merger acquisition candidates out there might discover what the actual final true market value of a PartnerRe sal would look like?

A

Well, first of all I would say that the concept of the div idend predates the EXOR offer and there was some discussions and if my memory says me correctly, I think you express v iews on that matter.

Charles Sadowski	Q

I did, yes.

A

So that was not a new concept. And we were listening to our shareholders and considering the realities of the market, and we finally in discussions with AXIS reached a conclusion that $11.5 per share dividend was appropriate in the context of the transaction that you are contemplating and that's why we did it.

Charles Sadowski	Q

Okay . And then finally , regarding the v ote date, is there any requirement in Bermuda law that the v o te date has to be at a certain time or certain closeness to the date of record, because I believe the date of record still showing April 20th, I'm just wondering if there's any update on that?

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PartnerRe Ltd. (PRE)	Raw Transcript
PartnerRe Ltd And AXIS Capital Holdings Limited Merger Call	04-May-2015

A

Well, the date of record can be changed and they hav e to be changed. We hav e not reached a determination on that matter, so we'll see – the time we took to ev aluate the EXOR offer has been setting our process back a little bit, and because of that we may hav e to reconsider the record date.

Charles Sadowski	Q

I appreciate all of you r answers.

Operator: And from Capital Returns Management we'll mov e to Edward Williams.

Edward Williams	Q

Good morning. Just a quick follow-up on timeline, yet to see the amended amalgamation agreement filling with SEC, is that something we should expect today or tomorrow, or any color on time line there?

A

I think it's a matter of a few day s, about four days.

Edward Williams	Q

Okay , excellent. And then how about shareholder proxies, has there been any determination on that y et, or yet to be decided?

A

It's to be decided.

Edward Williams	Q

Okay , excellent. And then can you provide any color on the drivers of the increase in the breakup free?

A

Well, you can make a simple calculation that will show you that in percentage of the value of the transaction, the percentage has remained the same. It recognizes the additional value for the PartnerRe shareholder resulting from the div idend that was agreed upon.

Edward Williams	Q

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PartnerRe Ltd. (PRE)	Raw Transcript
PartnerRe Ltd And AXIS Capital Holdings Limited Merger Call	04-May-2015

Okay . Thank you v ery much.

Operator: We'll move next to Drew Figdor with TIG Advisors.

Drew Figdor	Q

Yes, I wonder if you could help me understand, how much of the div idend is return of capital, how much is release of reserves. What tangible book value will be pro forma?

And then lastly , when you look at the stock price of AXIS today, it's flat, so it's v aluing they said 125 -ish share, so I guess I don't see the market sort of reflecting the assumption that it significantly higher value than 130, but maybe you can answer that within the context of the others questions?

A

Will, would you like to respond on the capital?

William Babcock	A

Sure, sure. Y es, on the capital front, I think you 've seen in the press that each of the rating agencies are – we had discussion with the agencies and said they are very comfortable with our capital position post div idend and so it's not a matter of releasing a reserves to fund that div idend, that's not required, we have no issues on the capital front.

A

I will just say I don't hav e it in front of me but again, the kind of calculation that you are doing is not the way as I explained earlier. In which we are looking at value for our shareholders going from the merger. Clearly it since the announcement of this merger, the market seems to have been reluctant to recognize the benefit of the sy nergies and to reflected in our respective stock prices. We are v ery affordable that the sy nergies will be achieved and in fact the integration process of preliminary integration process that our tea ms have been going through have been reinforcing that belief that we do indeed have a v ery executable integration plan that will deliver those sy nergies. So hopefully at some point we will receive recognition from that.

Drew Figdor	Q

I guess I wanted to just follow up on the first part. So I'm try ing to understand just intuitively paying a div idend would just seem to lower the value of their taking out of the value of the pro forma company. So unless it so release of reserves are AXIS capital, I don't understand how it isn't just lowering the value of the deal by the div idend being paid. So I'm try ing to get that are clarity on how that value accreted and not just a return of capital?

A

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PartnerRe Ltd. (PRE)	Raw Transcript
PartnerRe Ltd And AXIS Capital Holdings Limited Merger Call	04-May-2015

Sure let me try that one. You are correct that the div idend in the aggregate comes out of the tangible book value of the combined company. The difference is that, is disproportionately benefits our department we share shareholders of the act AXIS shareholders. That's the way to think about it.

Drew Figdor	Q

One of the tangible value preamp book, then if you could just help me understand that so the tangible value pro forma pre-the dividend was 52 and post the div idend is going to be $11 divided by the 210 million shares outstanding? May be just put into the math?

A

I don't have those numbers in front of me. But we'd be happy to take a follow -up question from you directly through inv estor relations we'll clarify that for you.

Drew Figdor	Q

But just the big picture of the $11 is $500 plus million and there's 2 00 million shares outstanding so it would be logical to think tangible book value goes down by 250.

A

Will get you those numbers. But you r $500 plus million dollar number is right for the combined dividend. I don't hav e the other named numbers handy.

Drew Figdor	Q

Okay.

Operator: And we mov e next to Meyer Shield [ph] with Keith Gretchen Woods.

Q

Good morning. A couple of v ery quick questions; one I am looking at 5,6. The 20% EPS accretion what's the base for that in other words 20% above?

A

Above our standalone projected EPS.

 Q

For 2017?

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PartnerRe Ltd. (PRE)	Raw Transcript
PartnerRe Ltd And AXIS Capital Holdings Limited Merger Call	04-May-2015

A

And you can find those projections in the – the standalone projections in the S-4 which will be updated.

Q

Okay . According to Fitch at least, I don't want to miss there what they're saying, just won't understand it. They talked about how PartnerRe – let me read it, Fitch understands that PartnerRe may modify the share repurchase activ ity post merger in order to lessen capital outflow after this one -time special dividend. Does that limit the ability to buyback stock once the AXIS deal closes?

 A

We're working with them on that statement right now. It's not an accurate statement. Apparently, there was a misunderstanding on that communication, so we're trying to resolve that now.

 Q

Okay . That's helpful. Thanks. And just lastly , can you give us a little bit more detail on the conversations you 've had with shareholder so far. We hav en't heard v ery much from PartnerRe shareholder base at least recently.

 A

Sure. This is Dave. Obv iously, we'v e engaged with all of our top shareholders since the announcement in January. I think a large part of those conversations hav e been helping people to understand the value in the combined company that we saw. And that conversation continues.

I think there hav e been a minority, who have pressed us on the sale of the company and I remind them that, two things, one, the decision the Board had in January was between a go -it-alone strategy as PartnerRe, or the value we can create in merger with AXIS and I think the Board made then and continue to believe they made then absolutely the right decision.

We did not look for a sale option. However, we asserted that should a sale option present itself as it did with AXOR, we would consider it fully . We understood our fiduciary responsibility as Jean-Paul stated v ery well. We'v e run the necessary process to determine whether or not that was in the best interest of the company and shareholders and the employees.

So I think we'v e been consistent in communicating to our shareholders what we're trying to achieve. We're try ing to bring focus to what we see is the value of the combined company. We continue to do that now with the deal hav ing been enhanced with the div idend and we're committed to seeing the merger completed in a timely basis.

 Q

Okay. Thanks very much.

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PartnerRe Ltd. (PRE)	Raw Transcript
PartnerRe Ltd And AXIS Capital Holdings Limited Merger Call	04-May-2015

A

Sure.

Operator: We'll take our follow-up from Sachin Shah with Albert Fried.

Sachin Shah	Q

Hi. I just wanted to find out, so when you had this – the discussion with EXOR did you talk about potentially incorporating a special div idend to their price. I know they might not be willing to move on that 1 .30, but did you hav e that discussion of suggesting to them or them suggesting to you , for you to allow to be – to pay special div idend as you 're currently doing. Not the 11.50 but just any amount?

 A

Our discussion was essentially about the price that we are prepared to pay and with their lack of willingness to engage into discussions with regards to that price. We didn't go into the me chanics of what the pricing increase on their part through the – could follow. So, frankly, I don't recall whether specifically the idea of the div idend was discussed or not, but if it was if it was just in concept and certainly not in any specific way at all. But, again, div idend is just a way of – in the case of a cash offer, is just a way of addressing the price. What matter is really the for total price consideration. So that's what counts. That was the key point of the discussion -- the total price.

Sachin Shah	Q

Okay . Thank you on that. And the [indiscernible] proxy I think was a little month ago -- month and a half ago, mid-March or so, so we hav en't seen the next update. Are you expecting the next form of the proxy to actually incorporate the several v otes?

Jean-Paul L. Montupet	A

We're working on it and I expect it will take another couple of weeks.

Sachin Shah	Q

But that next round will hav e the shareholder vote?

Jean-Paul L. Montupet	A

Yes, it will.

Sachin Shah	Q

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PartnerRe Ltd. (PRE)	Raw Transcript
PartnerRe Ltd And AXIS Capital Holdings Limited Merger Call	04-May-2015

Okay , perfect. Thank you.

Operator: We'll also take a follow-up from Amit Kumar with Macquarie.

Amit Kumar	Q

Thanks. So, just v ery quickly I just want to go back to My ers question. I think -- so let me understand this, what you 're saying is that an open bidding was nev er considered for the company and the only options for go it alone and a merger? Am I understanding this correct? If you look and see all the deals getting done, the Board of Directors felt that an open bidding would not realize the sharehold er value? Is that -- am I thinking this the right way?

Jean-Paul L. Montupet	A

Well, we -- again, we nev er engaged in two a sale process.

Amit Kumar	Q

Why not?

Jean-Paul L. Montupet	A

Well, because we looked at the values alternatives that were at our disposal and we felt that the role of the Board and the role of the management of the company is to find the best way to create values for shareholders.

In v iew of the circumstances of the insurance and reinsurance market, we felt that the best wa y to create value was to participate in the restructuring of the Bermuda reinsurance industry and to move from our model of reinsurance pure play to a hy brid model, including primary insurance and the merger between PartnerRe and AXIS offers the best opportunity to do that.

So, our v iew was that it was a much better way to create shareholder value than to potentially embark into a sale process of the company at the time when due to the phase of the cy cle we're in, the v aluations for insurance and reinsurance companies is not v ery good.

And quite frankly , I think that the reason why EXOR is try ing what they're trying to do which is to buy PartnerRe that we considered a v ery low price. So, it's such of [indiscernible] for inv estors like them, it's a good time to buy , but it's not a good time to sell. It's time to make strategic moves that will position the company better and create values in the long-term.

Amit Kumar	Q

But -- may be for me that's circular reasoning, but if a bid was nev er -- if you had nev er engaged in open bidding,

you would've never found the true value -- negative--

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PartnerRe Ltd. (PRE)	Raw Transcript
PartnerRe Ltd And AXIS Capital Holdings Limited Merger Call	04-May-2015

Jean-Paul L. Montupet	A

The true value is one thing; the market value at one point in time is another. But frankly , we're where we are and as the arriv al of ECOR in the picture is demonstrated, anybody can show up and any body that might be interested can show up and can make an offer and the same way we spent a v ery substantial amount of time looking at the EXOR offer, whatever else shows up will fulfill our fiduc iary responsibilities and we will completely annualize and we will recommend what we think is the appropriate course of action for our company and for our shareholders, but frankly at this time, the merger with AXIS is by far the best proposition for our c ompany.

Amit Kumar	Q

The one question I'm getting from shareholders is why would EXOR bid against themselves without even doing due diligence, and I'm not sure you can answer that but it just seems odd that the discussion on the price is what you 're asking them to already talk about a range without doing due diligence. And my – may be I'm misinterpreting that?

 A

Well that's a good question to ask them. As far as we're concerned we are list thing, they giv e us a number we didn't like it, we told them. I don't think we would be bidding against themselves. They are trying to demonstrate what they are offering is better than what we hav e undertaken to do in our merger.

David Zwiener	A

Matt, this is Dav e, just to underscore what Jean-Paul has already said. They made it quite clear that should they proceed to due diligence they would under no circumstances raise their offer.

Amit Kumar	Q

Okay , that's all I have. Thanks for stay ing along and thanks for the answers.

Operator: We'll move next to Drew Figdor with TIG Advisors.

Drew Figdor	Q

Hi. I guess two things. One in this merger v ehicles there is a 4.5% break fee which apparently was increased with this terms on changing the terms of the merger v ehicles that change in terms 10%.

So if you can giv e me an example or two or three of where the merger of v ehicles has had a 5% break fee, so that doesn't feel like a merger v ehicles value creation merger since we gav e away 5% of value of someone else comes in?

And secondly, it seems to me that shareholders believe that there is a point in time giv en the consolidation with the industry that we should have a referendum and should explore with the full value of the company is. So if in

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PartnerRe Ltd And AXIS Capital Holdings Limited Merger Call	04-May-2015

fact the shareholders turned down the AXIS offer, will you consider that a referendum on shareholders wanting a sale of the company?

David K. Zwiener	A

This is Dave. Drew, I think most of our shareholders who understand our company, our industry would understand the potential damage of public auction would be to a company like ours. And have understood that that is not something we as a company or board want to pursue.

As Jean-Paul hav e said and we hav e said again in January , we are certainly open to people who want to make offers and will consider them appropriately. I think we made the case v ery well that 130 is not a fair offer to sell the company on a standalone basis.

People can hav e different views on that, but in effect the door is open for people to come and make their offers and the board will consider them and do what's right. But to put a for sale sign in front of this company or any company such as ours and hav e it not go well, does damage during the course of that and I think there were plenty of examples of that. On the breakup fee I think we cov er tha t during the January call quite completely in terms of what's reasonable there's a wide range of reasonable breakup fees that we could go look at in v arious industries. But I don't think that 5% is unreasonable and I think as John Paul said, there are reas ons for increasing that's really based upon the renegotiate amalgamate agreement.

Drew Figdor	Q

I'll leave it at that just to say , I strongly disagree, when you 're doing a merger it equals typically for two companies to exchanging fair like values and creating sy nergies that are unique only from the combined enterprise and both are equally contributing to it thus the merger of equals. And for one party to sign away 5% value of 4.5% to the original value doesn't appear to be fair to me, but I'll leav e th at unfortunately as a statement.

 A

Two things. First of all the breakup fee is sy mmetrical it goes both ways. And you don't pay if you complete the deal so I don't quite understand you r point here.

Operator: And we'll move on to Ian Gutterman with Baly asny.

Ian Gutterman	Q

Thanks. I was just hoping we could clarify little bit. EXOR I guess put out a release basically saying nothing is changed from there and as far as their interest in acquiring you . Can you giv e any color to maybe what conv ersation – how you left conversation with them? Do they indicate to you they were still interested and sort of what they thought their next step was giv en you turn down the offer?

A

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PartnerRe Ltd. (PRE)	Raw Transcript
PartnerRe Ltd And AXIS Capital Holdings Limited Merger Call	04-May-2015

Well you know we hav en't got any conversation since we completed the I des cribed previously. We communicated in writing this morning our response and the only thing we have heard is what you have seen as well which is the press release that the issued. So again repeating what I said earlier, Mr. [indiscernible] who I v ery much e njoy meeting made it v ery clear to me that he was following a very disciplined process and that offer was his offer and he was not interested in discussing the price further. So I accepted his word.

Ian Gutterman	Q

Got. So there was no suggestion that they might change from family to hostile or anything long baselines?

A
There was no such discussion.

Ian Gutterman	Q

Great. Thank you very much.

Operator: And at this time I'll turn the conference back to you all for closing remarks.

Jean-Paul L. Montupet

Thank you v ery much everybody for taking the time to again listen to us and ask you r questions. Again, I can I would just like to say that we are v ery excited that we hav e been able to reconfirm our commitments to our merger with AXIS and we hav e spent a lot of time as I said working on the – making plans for our integration process. Our focus will continue to be on that as well as more communication with our shareholders and our inv estors to share with them more details on – now those plans are ev olving. So we are looking forward to talking to some of you soon. Thank you v ery much.

Operator: And that will conclude today's conference. Again thank you all for joining us.

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PartnerRe Ltd. (PRE)	Raw Transcript
PartnerRe Ltd And AXIS Capital Holdings Limited Merger Call	04-May-2015

Disclaimer
The information herein is based on sources we believe to be reliable but is not guaranteed by us and does not purport to be a complete or error -free statement or summary of the available data.
As such, we do not warrant, endorse or guarantee the completeness, accuracy, integrity, or timeliness of the information. You must evaluate, and bear all risks associated with, the use of any information provided hereunder, including any reliance on the accuracy, completeness, safety or usefulness of such information. This information is not intended to be used as the primary basis of investment decisions. It should not be construed as advice designed to meet the particular investment needs of any investor. This report is published solely for information purposes, and is not to be construed as financial or other advice or as an offer to sell or the solicitation of an offer to buy any security in any state where such an offer or solicitation would be illegal. Any information ex pressed herein on this date is subject to change without notice. Any opinions o r assertions contained in this information do not represent the opinions or beliefs of FactSet CallStreet, LLC. FactSet CallStreet, LLC, or one or more of its employees, including the writer of this report, may have a position in any of the securities discussed herein.

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Important Information For Investors And Shareholders

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval.  This communication relates to a proposed business combination between PartnerRe Ltd. (“PartnerRe”) and AXIS Capital Holdings Limited (“AXIS”).  In connection with this proposed business combination, PartnerRe and/or AXIS may file one or more proxy statements, registration statements, proxy statement/prospectus or other documents with the Securities and Exchange Commission (the “SEC”).  This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other document PartnerRe and/or AXIS may file with the SEC in connection with the proposed transaction.  INVESTORS AND SECURITY HOLDERS OF PARTNERRE AND AXIS ARE URGED TO READ THE PROXY STATEMENT(S), REGISTRATION STATEMENT(S), PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  Any definitive proxy statement(s) (if and when available) will be mailed to stockholders of PartnerRe and/or AXIS, as applicable.  Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by PartnerRe and/or AXIS through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by PartnerRe will be available free of charge on PartnerRe’s internet website at http://www.partnerre.com or by contacting PartnerRe’s Investor Relations Director by email at robin.sidders@partnerre.com or by phone at 1-441-294-5216.  Copies of the documents filed with the SEC by AXIS will be available free of charge on AXIS’ internet website at http://www.axiscapital.com or by contacting AXIS’ Investor Relations Contact by email at linda.ventresca@axiscapital.com or by phone at 1-441-405-2727.

Participants in Solicitation

PartnerRe, AXIS, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction.  Information about the directors and executive officers of PartnerRe is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 26, 2015, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 1, 2014, its Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, which was filed with the SEC on May 4, 2015 and its Current Reports on Form 8-K, which were filed with the SEC on January 29, 2015, May 16, 2014 and March 27, 2014.  Information about the directors and executive officers of AXIS is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 23, 2015, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on March 28, 2014, its Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, which was filed with the SEC on May 4, 2015 and its Current Report on Form 8-K, which was filed with the SEC on March 11, 2015, January 29, 2015, August 7, 2014, June 26, 2014, March 27, 2014 and February 26, 2014.

These documents can be obtained free of charge from the sources indicated above.  Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Forward Looking Statements

Certain statements in this communication regarding the proposed transaction between PartnerRe and AXIS are “forward-looking” statements.  The words “anticipate,” “believe,” “ensure,” “expect,” “if,” “intend,” “estimate,” “probable,” “project,” “forecasts,” “predict,” “outlook,” “aim,” “will,” “could,” “should,” “would,” “potential,” “may,” “might,” “anticipate,” “likely” “plan,” “positioned,” “strategy,” and similar expressions, and the negative thereof, are intended to identify forward-looking statements.  These forward-looking statements, which are subject to risks, uncertainties and assumptions about PartnerRe and AXIS, may include projections of their respective future financial performance, their respective anticipated growth strategies and anticipated trends in their respective businesses.  These statements are only predictions based on current expectations and projections about future events.  There are important factors that could cause actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements, including the risk factors set forth in PartnerRe’s and AXIS’ most recent reports on Form 10-K, Form 10-Q and other documents on file with the SEC and the factors given below:

•      failure to obtain the approval of shareholders of PartnerRe or AXIS in connection with the proposed transaction;

•      the failure to consummate or delay in consummating the proposed transaction for other reasons;

•      the timing to consummate the proposed transaction;

•      the risk that a condition to closing of the proposed transaction may not be satisfied;

•      the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained, or is obtained subject to conditions that are not anticipated;

•      AXIS’ or PartnerRe’s ability to achieve the synergies and value creation contemplated by the proposed transaction;

•      The ability of either PartnerRe or AXIS to effectively integrate their businesses; and

•      the diversion of management time on transaction-related issues.

PartnerRe’s forward-looking statements are based on assumptions that PartnerRe believes to be reasonable but that may not prove to be accurate. AXIS’ forward-looking statements are based on assumptions that AXIS believes to be reasonable but that may not prove to be accurate.  Neither PartnerRe nor AXIS can guarantee future results, level of activity, performance or achievements.  Moreover, neither PartnerRe nor AXIS assumes responsibility for the accuracy and completeness of any of these forward-looking statements.  PartnerRe and AXIS assume no obligation to update or revise any forward-looking statements as a result of new information, future events or otherwise, except as may be required by law.  Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

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